Indivior PLC
10710 Midlothian Turnpike, Suite 125
North Chesterfield, Virginia 23235

April 27, 2023

CONFIDENTIAL SUBMISSION VIA EDGAR
Draft Registration Statement

U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Life Sciences
Attention: Joshua Gorsky and Christine Westbrook
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Indivior PLC
Amendment No. 3 to Draft Registration Statement on Form 20-F
Submitted March 9, 2023
CIK No. 0001625297
Dear Mr. Gorsky and Ms. Westbrook:
We have reviewed the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 20, 2023 relating to the above referenced Amendment No. 3 to the Draft Registration Statement on Form 20-F. Indivior PLC (the “Company”) concurrently submits an amended draft registration statement on Form 20-F (“Amendment No. 4”).
For the Staff's convenience, we have repeated the Staff's comments in their entirety below in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff's comments (which are references to the Amendment No. 3), all page references herein correspond to the page of Amendment No. 4. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in Amendment No. 4.
Amendment No. 3 to Draft Registration Statement on Form 20-F, submitted (sic) March 10, 2023 Risk Factors

Risks Related to our Group and its Business

Compliance with the terms and conditions of our Corporate Integrity Agreement..., page 14

1.We note your revised disclosure on page 15 that the Group's Board of Directors has reviewed the effectiveness of the Group's "Compliance Measures." Please clarify whether "Compliance Measures" is a defined term and, if so, please revise your disclosure to define this term in the first instance. Additionally, we note that you have removed the following sentence from the registration statement, "The FTC Order contains notice and reporting requirements over a 10 year period related to certain activities, including product switching conduct and filing of a Citizen Petition." Please tell us why this disclosure has been removed.

We have revised the discussion in this risk factor on pages 16-18 of Amendment No. 4 to clarify that the Resolution Agreement requires an annual resolution from the Group's Board of Directors that it has reviewed the effectiveness

Securities and Exchange Commission April 27, 2023 Page 2
of the Group’s Compliance Measures, and added the term "Compliance Measures" to the Glossary. These policies and procedures are the "Compliance Measures" listed in Section I of Addendum A of the Resolution Agreement which is filed as Exhibit 4.3 to the Draft Registration Statement on Form 20-F. Generally speaking, the Compliance Measures consist of various policies and procedures designed to ensure that the Group complied with all federal laws and regulations pursuant to the Federal Food, Drug, and Cosmetic Act (“FFDCA”) and Title 18, U.S.C. Section 1347 (healthcare fraud).

We omitted the sentence "The FTC Order contains notice and reporting requirements over a 10 year period related to certain activities, including product switching conduct and filing of a Citizen Petition," from the fifth paragraph of this risk factor because we moved it to the fourth paragraph. This allows the fourth paragraph to focus on the FTC Order and the fifth paragraph to focus on the Resolution Agreement. Please see page 17 of Amendment No. 4.

Risks Related to Intellectual Property

We may incur substantial costs as a result of litigation or other proceedings relating to patents and other intellectual property rights..., page 34

2.We note the removal here of your disclosure regarding the U.S. District Court for the District of Delaware's ruling in June 2016 that certain claims in your Patent 8,475,832 were invalid and that you intend to file a notice of appeal in regard to aspects of that decision. With a view toward disclosure, please tell us whether the notice of appeal was filed and the status of that proceeding. To the extent material, please include risk factor disclosure regarding any adverse impact that this ruling may have on your business.

The U.S. District Court for the District of Delaware held that claims 1, 3, 6, and 15-19 of Patent 8,475,832 were obvious in Reckitt Benckiser Pharm. Inc. v. Watson Labs., Inc., Nos. 13-1674-RGA, 14-422-RGA, 2016 WL 3186659 (D. Del. June 3, 2016). We appealed the district court’s ruling as to claims 15-19, but did not appeal the district court’s decision regarding claims 1, 3, and/or 6. On appeal, the Court of Appeals for the Federal Circuit vacated as moot the district court’s holding concerning claims 15-19 in view of the Patent Trial and Appeal Board's separate decision cancelling those same claims, which cancellation had been affirmed by the Court of Appeals for the Federal Circuit in RB Pharms. Ltd. v. BioDelivery Scis. Int’l, Inc., 667 F. App’x 997 (Fed. Cir. 2016). As a result, the courts have held that claims 1,3,6, and 15-19 of Patent 8,475,832 are not enforceable, but have not addressed claims 2, 4, 5 and 7-14 and which therefore remain enforceable.

We removed this disclosure because it is no longer relevant and because we chose to not appeal that decision. Instead, we replaced it with a more recent example (the Alvogen matter) on page 35 of Amendment No. 4.

We do not believe the results of that matter are material to investors because of other protections for our intellectual property and because that discussion is intended only to illustrate the risk that we may not be able to enforce every claim of every patent and may incur costs when attempting to defend our patents. Separately, we discuss our broad patent portfolio for our existing products in Item 4 at the heading "Intellectual Property" and discuss developments in our recent and pending material litigation in Notes 11, 12, and 13 of the unaudited, interim financial statements at pages F13 F19 and at Notes 19, 20, and 21 at pages F59-F66 of Amendment No. 4.

We do not disclose any adverse impact from these rulings because these rulings already impacted our business and SUBOXONE Film.

Business Overview Research and Development Long term pipeline
OPNT004 - Drinabant Injection for Acute Cannabinoid Overdose ("ACO"), page 82

3.We note your disclosure that an exclusive global licensing agreement was signed with Sanofi for the development and commercialization of drinabant for the treatment of ACO. Please revise your disclosure to quantify any milestone payments and up-front payments paid to date, and potential milestone and royalty obligations. Additionally, please file the agreement with Sanofi as an exhibit to your registration statement or tell us why you believe such filing is not required.

We do not believe that the Company is required to file the Sanofi license agreement as an exhibit to the Form 20-F in accordance with the exhibit instructions contained in Form 20-F.

Securities and Exchange Commission April 27, 2023 Page 3
Under section 4(a) of Item 19 of Form 20-F, a foreign private issuer must file “every contract not made in the ordinary course of business that is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report” or “for newly reporting registrants, every contract not made in the ordinary course of business that is material to the registrant and that was entered into not more than two years before the date on which such registrant first files a registration statement or report.” Prior to filing Amendment No. 3, we considered the materiality of the license agreement with Sanofi for development and commercialization of drinabant for the treatment of ACO and concluded this was not a material agreement, both quantitatively and qualitatively. In reaching this conclusion, we considered the upfront payments made to date, potential development and sales milestones and the structure of these potential obligations, potential royalty obligations, and all other rights and obligations.

In addition, section 4(b) of Item 19 of Form 20-F provides that “if a contract is the type that ordinarily accompanies the kind of business you and your subsidiaries conduct, we will consider it have been made in the ordinary course of business and will not require you to file it, unless it falls within one or more of the following categories. Even if it falls into one of these categories, you do not have to file the contract if it is immaterial in amount or significance.” We believe that the license agreement with Sanofi for development and commercialization of a drug is of the type that ordinarily accompanies the drug development business that we operate and therefore, in accordance with section 4(b), would be considered to have been made in the ordinary course of business and therefore not required to be filed.

In addition, the contract does not fall into one of the 4 specified categories listed in section 4(b) which would require a contract to be filed even if made in the ordinary course of business: (i) any contract to which directors, officers, promoters, voting trustees or security holders named in the registration statement are parties, unless the contract involves only the purchase or sale of current assets that have a determinable market price and the assets are purchased or sold at that price; (ii) any contract upon which your business is substantially dependent (examples of these types of contracts might be (a) continuing contracts to sell the major part of your products or services or to purchase the major part of your requirement of goods, services or raw materials, or (b) any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name if your business depends to a material extent on that patent, formula, trade secret processor trade name); (iii) any contract for the acquisition or sale of any property, plant or equipment if the consideration exceeds 15% of your fixed assets on a consolidated basis; or (iv) any material lease under which you hold part of the property described in the registration statement.

Accordingly, we believe that the Company is not required to file the Sanofi license agreement because (1) it is not material to our business, (2) it is of the type of agreement that ordinarily accompanies our business and therefore is in the ordinary course of business, (3) it does not fall into one of the 4 specified categories of contracts which may need to be filed and (4) even if it falls into one of these 4 categories, we believe the license is immaterial in amount or significance.

Notwithstanding the foregoing, in response to the Staff’s comment, we have supplemented our disclosure on page 83 of Amendment No. 4 to indicate potential development milestone payments of up to $8.1 million, potential sales milestone payments of up to $36 million, and a tiered royalty on net sales ranging from mid single-digits to low double digits.

* * * * *

We appreciate the Staff’s time and effort in reviewing our filing. If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (470) 630-5367.

Sincerely,
/s/ David Wisniewski
David Wisniewski,
Associate General Counsel

cc:	Ryan Preblick
Michael Levitt, Esq.